SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Hines Investment Management Holdings Limited Partnership
and
Hines Employee Access Partners I LP
(Name of Applicants)
845 Texas Avenue, Suite 3300
Houston, TX 77002, United States
(Address of principal offices of Applicants)
APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN
PROVISIONS OF THAT ACT
Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Christopher Clark 345 Hudson St. New York, NY 10014	Richard Horowitz, Esq. Tricia Lee, Esq. Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

This Application consists of 23 pages, including exhibits.

Exhibits

i

I. SUMMARY
Hines Investment Management Holdings Limited Partnership and its affiliates, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (collectively, “Hines,” and, each, a “Hines Entity”), have established Hines Employee Access Partners I LP (the “Initial Employee Fund”) and may in the future organize limited partnerships, limited liability companies, limited partnerships, business trusts or other entities (each, a “Future Fund,” and collectively with the Initial Employee Fund, the “Funds”) as “employees’ securities companies” as defined in Section 2(a)(13) of the Investment Company Act of 1940, as amended (the “1940 Act”). Hines and the Initial Employee Fund (together, the “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”
No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.
The Applicants state that the Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the Application.
The Funds are intended to provide investment opportunities that are competitive with those at other real estate firms and to facilitate the recruitment and retention of talented professionals.
Each Fund has, or will have, a Hines Entity serving as a general partner, managing member or other such similar entity that manages, operates and controls such Fund (each, a “General Partner”).  Investment decisions for each Fund will be made by an internal committee (each, a “Management Committee”) of the Fund. Hines will control each Fund within the meaning of Section 2(a)(9) of the 1940 Act.
All potential investors in a Fund will be informed that (i) interests in the Fund will be sold in transactions exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under, and without the protections afforded by, the 1933 Act, and (ii) the Fund will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.
The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the potential investors, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.
II. STATEMENT OF FACTS
A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:
A. Hines
Hines is a privately owned global real estate investment, development and management firm, headquartered in Houston, Texas. In addition, certain Hines affiliates provide third-party property-level services. Hines has operations in 28 countries and 285 cities worldwide.

Hines Investment Management Holdings Limited Partnership has established the Initial Employee Fund and may establish the Future Funds for the benefit of Eligible Employees (as defined below) as part of a program designed to create capital building opportunities that are competitive with those at other real estate firms and to facilitate the recruitment and retention of talented professionals.
Hines intends the Funds to provide financial incentives for Eligible Employees to preserve Hines’ competitive advantage and to align the financial interests of Eligible Employees with those of Hines’ clients. Hines anticipates that the pooling of resources through the Funds should allow the Eligible Employees diversification of investments and participation in investments which would usually not be available to them as individual investors.
B. The Initial Employee Fund
Hines formed the Initial Employee Fund on May 31, 2022 as a limited partnership organized under the laws of Delaware. HEAP I GP LLC currently serves as the general partner of the Initial Employee Fund (the “HEAP I GP” or any other Hines Entity that may serve as the general partner of the Initial Employee Fund in the future, the “Initial Employee Fund General Partner”) and is responsible for managing the business of the Initial Employee Fund. Investment decisions will be made internally by the Initial Employee Fund’s Management Committee.
The Initial Employee Fund will invest alongside Hines and other investors in joint ventures and other investment vehicles formed or controlled by Hines or an affiliate for the purpose of investing in real estate (the “Hines Investment Vehicles”). In each case, the Initial Employee Fund will invest through an entity formed to serve as the managing member, general partner (or other such similar entity that manages, operates and controls) or investor in such Hines Investment Vehicle (a “Subsidiary”). The Fund and any Future Funds may invest directly or indirectly in the Hines Investment Vehicles or on a parallel basis.
The Initial Employee Fund expects to admit investors on or about the filing date of this Application, each of whom will be Qualified Participants (as defined herein). The Initial Employee Fund General Partner shall pay all ordinary overhead and administrative expenses of the Initial Employee Fund General Partner in connection with maintaining and operating its offices (including salaries, rent and equipment expenses). Hines will bear the organizational costs of the Initial Employee Fund. Investors in the Initial Employee Fund will be charged an administrative fee with respect to their interests in the Initial Employee Fund, in the form of a commitment-based fee paid by the Initial Employee Fund to the Initial Employee Fund General Partner. The Initial Employee Fund will operate in accordance with its limited partnership agreement (as amended and restated from time to time, the “Partnership Agreement”). As further described in the Partnership Agreement, the Initial Employee Fund is responsible for paying all fees, costs, expenses, liabilities and obligations relating to the Initial Employee Fund’s activities, business, subsidiaries or actual or potential portfolio investments, including, but not limited to investment, borrowing, legal, litigation and insurance costs, operating expenses, expenses of liquidating the Fund, and any taxes, fees or other governmental charges levied against the Initial Employee Fund. Such expenses (other than any investor-related taxes and certain expenses being covered by the Initial Employee Fund General Partner) will be borne by the Initial Employee Fund’s limited partners and general partner (together “Partners”) pro rata in proportion to each Partner’s capital commitment (or in such other manner as the Initial Employee Fund General Partner considers fair and equitable).  Limited partners of the Initial Employee Fund are not permitted to sell, assign or otherwise transfer their interests, in whole or in part, to any person without the prior consent of the Initial Employee Fund General Partner. The Initial Employee Fund will furnish audited annual financial statements to all of its limited partners.
C. The Future Funds
From time to time, Hines may establish Future Funds that will be substantially similar in many material respects to the Initial Employee Fund although the economic terms may vary as set forth in such Future Funds’ governing documents.  Each Future Fund will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.
A Future Fund may be structured as a domestic or offshore limited or general partnership, limited liability company, corporation, business trust or other entity. Hines may also form parallel funds organized under the laws of various jurisdictions who may or may not rely on the Order in order to create the same investment opportunities for eligible employees in other jurisdictions. A Future Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for a Future Fund will be set forth in disclosure documentation provided along with the subscription documents relating to the interests being offered. Each Qualified Participant will receive a copy of the governing documents and disclosure documentation along with the subscription documents before making an investment in a Future Fund. The terms of a Future Fund will be disclosed to each Eligible Employee at the time the investor is invited to participate in the Future Fund.
D. Eligible Employees and Qualified Participants
Interests in the Funds will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act, or Regulation D or Regulation S promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to: (i) current and former employees, officers and directors of Hines (including people in administration, marketing, and operations) and current Consultants (as defined below) (“Eligible Employees”); (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees (including step and adoptive relationships) (“Eligible Family Members”); (iii) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee and/or Eligible Family Member; a partnership, corporation or other entity controlled by an Eligible Employee and/or Eligible Family Member; and a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members (the foregoing, “Eligible Investment Vehicles”); and (iv) Hines Entities.
Each Eligible Employee and Eligible Family Member will be an accredited investor (“Accredited Investor”) under Rule 501(a)(5), Rule 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D under the 1933 Act, except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in a Fund, if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, real estate investments, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Fund; or (ii) Eligible Employees who are “knowledgeable employees” as defined in Rule 3c-5 of the 1940 Act of the fund (with the Fund treated as though it were a “covered company” for purposes of the rule). An Eligible Employee that is not an Accredited Investor will only be permitted to invest in a Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Fund and in all other Funds in which that investor has previously invested. Each Eligible Employee and Eligible Family Member will also be a Qualified Eligible Person under Rule 4.7 of the Commodity Exchange Act, as amended (the “CEA”) to the extent required under the CEA and the regulations thereunder.
A Qualified Participant may purchase an interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor1 and principal investment decision maker with respect to the investment vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above. The inclusion of partnerships, corporations, or other entities that are controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable these Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Hines and such an investment vehicle through the Eligible Employee who controls the vehicle. As a result of the requirements described above, interests in a Fund, with limited exceptions described in this Section D, will be held by persons and entities with a close nexus to Hines through employment or other ongoing relationships or family ties.
Eligible Employees will be experienced in the real estate investment or management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make

[1]
If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.
It is possible that, at the discretion of the General Partner, consultants or business or legal advisors of Hines may be offered the opportunity to participate in the Funds, either directly or through a Qualified Participant of such consultant or advisor. Hines believes that persons or entities whom Hines has engaged to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Hines (“Consultants”) share a community of interest with Hines and Hines’s employees. In order to participate in the Funds, Consultants would need to be currently engaged by Hines and would be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity would be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Hines and would be required to qualify as Accredited Investors under Rule 501(a) of Regulation D. In addition, such entities would be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in real estate or securities that are comparable to other Eligible Employees who are employees, officers or directors of Hines and who have an interest in maintaining an ongoing relationship with Hines. Most importantly, the individuals participating through such entities would belong to that class of persons who will have access to the directors and officers of the General Partner and its affiliates and/or the officers of Hines responsible for making the determination to sponsor a Hines Investment Vehicle similar to the access afforded other Eligible Employees who are employees, officers or directors of Hines. Accordingly, there would be a close nexus between Hines and such entities.
Prior to offering interests in a Fund to a Qualified Participant, Hines must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in the Fund. Hines may impose more restrictive suitability standards in its sole discretion.
Notwithstanding the foregoing or anything contrary in this Application, the General Partner of a Fund or a Hines Entity will have the absolute right to purchase any interest in a Fund for its fair value, or cause a Fund to redeem any interest in accordance with its governing documents, if (among other reasons) such General Partner determines in good faith that any investor’s continued ownership of such interest jeopardizes such Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.
Accordingly, given the nexuses among the Eligible Employees, their family members, their investment vehicles and Hines, and the mechanisms that will be in place to ensure that only those persons with a close affiliation with Hines become and remain investors in a Fund, the Applicants believe that the limitations on the class of persons and entities who may subscribe for, acquire or hold interests in a Fund enables each such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.
E. Terms of the Funds
The terms of each Fund will be determined by Hines in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Qualified Participant (or person making the investment on behalf of the Qualified Participant) at the time the Qualified Participant is invited to participate in the Fund. Each Qualified Participant (or person making the investment on behalf of the Qualified Participant) will be furnished with a copy of the governing documents for the relevant Fund. The governing documents will set forth in full the terms applicable to an investor’s interest in such Fund.
Interests in a Fund may be issued in one or more series with segregated assets and liabilities, each of which corresponds to particular Fund investments (each, a “Series”). In such event, each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.
In some instances, Hines may provide a portion of the initial capital for a Fund in order that the Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder).

As Qualified Participants purchase interests in the Fund over time, Hines may withdraw its capital or sell its capital commitments to Qualified Participants. These practices will be fully disclosed to Qualified Participants if they are utilized.
The purchase price for an interest in a Fund may be payable in full upon subscription or in installments as determined by the Fund’s General Partner. A Fund may permit capital contributions to be payable in a manner that varies from other Funds, including payment through capital calls. The terms and conditions relating to payment of the purchase price and capital contributions will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.
An investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that investor may be in default. The terms and conditions relating to a default with respect to interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.
A Fund may offer investors the right to redeem their interests at such times and subject to such conditions as are set forth in the governing documents of the Fund.

A General Partner may have the right, but not the obligation, to repurchase, redeem, cancel, or transfer to another Qualified Participant the interest of (i) an Eligible Employee (or related Qualified Participant) who ceases to be an employee, officer, director or current consultant of any Hines Entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). The governing documents for each Fund will describe, if applicable, the amount that an investor would receive upon repurchase, redemption, cancellation or transfer of its interest. For example, a Fund’s governing documents may provide that the repurchase or redemption price for interests will be based on net asset value pursuant to the Fund’s organizational and subscription documents.  Alternatively, a Fund’s governing documents may provide that a Fund investor will, at a minimum, be paid the lesser of (i) the amount actually paid by or on behalf of the investor to acquire the interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the investor as distributions, or (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such interest.
Interests in a Fund will not be transferable except with the express consent of the General Partner, and then only to a Qualified Participant. The terms and conditions of transferability of interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents. Each governing document of a Fund will describe the consequences, if any, for an investor’s interest in the event of termination of that investor’s employment or role as a Consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a Hines Entity will be required to or will have the option to acquire all or a part of the investor’s interest. Even if part of an investor’s interest is acquired or cancelled by Hines, such investor may still be required to make additional capital contributions for the payment of fees or expenses relating to Fund investments in which an investor retains an interest.
A Hines Entity may make loans to a Fund or undertake to contribute capital to a Fund. If any Hines Entity makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, would be disclosed to Qualified Participants prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the investors. The Fund will retain the right to require the payment of any unfunded capital contributions from the investors for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to a Hines Entity.
F. Management
Each Fund will have a General Partner which will be responsible for managing, operating or controlling the Fund. Each Fund will be advised by a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if required by applicable law. Otherwise, investment decisions for each Fund will be made by the Fund’s Management Committee.  Members of the Management Committee may be, but are not required to be, investors in the applicable Fund.  A Management Committee and its members may also be a limited partner or an owner, partner, member or investor of a Hines Investment Vehicle. The General Partner may delegate administrative responsibilities for a Fund to a Hines Entity or a third-party administrator.  The General Partner and the members of the Management Committee and any investment committee2 of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the Company Act, and subject to that section, and the General Partner and the members of the Management Committee and any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.
Hines will control the Funds within the meaning of Section 2(a)(9) of the 1940 Act. Hines, the General Partners, the Management Committees and any other person acting for or on behalf of the Funds shall act in the best interest of the Funds and their investors such that whenever any entity that acts for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Funds and the investors.
The General Partner or an affiliate thereof may be paid an administrative or management fee for its services to a Fund.  In addition, the General Partner may receive a performance-based fee or allocation (a “Carried Interest”) based on the net gains of the Fund’s investments, in addition to any amount allocable to the General Partner’s capital contribution.3  For all or most investments acquired by a Fund, Hines or its affiliates expect to provide property management, leasing, construction management, engineering, development management, asset management, and other services, and receive fees for such services. In addition, Hines or its affiliates may also provide other services with respect to the entities and projects in which a Fund invests. Hines and its affiliates will be entitled to retain all closing fees, investment banking fees, placement fees, commitment fees, acquisition fees, disposition fees, financing fees, breakup fees, advisory fees, transaction fees, litigation proceeds from transactions not consummated, monitoring fees, consulting fees, directors’ fees and other similar fees (whether in the form of cash, securities or otherwise) received by Hines or the applicable affiliate from any Fund investment or prospective Fund investment in respect of the Fund’s investment or prospective investment therein, in each case, including: (i) any amount received by Hines or the applicable affiliate related to an Fund investment or a prospective investment, or as payment for services provided to any Fund investment in its ordinary course of business or as compensation for services provided by such person as an employee of or in a similar capacity for such investment or any of its subsidiaries, (ii) any amount received by Hines or the applicable affiliate or other person from a Fund investment or other person with respect to any service provided by such person and (iii) any management fee, carried interest or other compensation.
Expenses that may be charged by the General Partner to a Fund could include, without limitation, research related, investment, borrowing, administrative, legal, accounting, litigation, insurance and auditing costs, organizational expenses, operating expenses, expenses of liquidating the Fund, and any taxes, fees or other governmental charges levied against the Fund. The governing documents of each Fund will include detailed descriptions of the fees and expenses that may be charged to the Fund, including the fees and expenses of the General Partner. A Fund will bear its share of any costs, fees and expenses incurred directly or indirectly by any investment and any management or similar fees also borne by other Hines affiliates investing in the relevant Other Hines Vehicle with respect to any investment, but shall not bear performance fees, promote or carried interest payable to Hines or its affiliates at the level of the relevant Other Hines Vehicle unless disclosed in the Fund’s organizational agreements. In addition to third party costs, fees and expenses, such costs, fees and expenses incurred in the relevant
___________________________
[2]
While the General Partner will act as the general partner of the Fund, all investment decisions will be made by the Management Committee.  Further, the Fund will not have an investment committee, but the Applicant confirms that any investment committee would be subject to these provisions.

[3]
The Initial Employee Fund will not have a performance-based fee.  If a Future Fund has a performance-based, the performance-based fee payable by the Future Fund to a general partner or an investment adviser that is registered under the Advisers Act will be made pursuant to an arrangement that complies with Rule 205-3 under the Advisers Act. All or a portion of such performance-based fee may be paid to individuals who are officers, employees or stockholders of the Future Fund’s General Partner or investment adviser or its affiliates. If the Future Fund’s General Partner or investment adviser is not required to register under the Advisers Act, any performance-based fee payable to it will comply with Section 205(b)(3) of the Advisers Act (with such Future Fund treated as though it were a business development company solely for the purpose of that section).

Other Hines Vehicle with respect to any investment include payments for services performed by Hines and its affiliates, including performance fees and all closing fees, investment banking fees, placement fees, commitment fees, acquisition fees, disposition fees, financing and guaranty fees, breakup fees, advisory fees, transaction fees, litigation proceeds from transactions not consummated, monitoring fees, consulting fees, directors’ fees and other similar fees (whether in the form of cash, securities or otherwise), and all legal, regulatory, tax, accounting, information technology, financial, reporting, administration, internal audit, debt placement, financing, and similar services related to investments in each case provided by the Hines or its affiliates.
In addition, a Fund may be responsible, either directly or by reimbursing Hines or its affiliate, for the fees, costs, and other expenses related to certain legal, regulatory, tax, accounting, information technology, financial, reporting, administration, internal audit, debt placement, and similar services provided by Hines or its affiliates to or for the benefit of the Partnership (including without limitation an allocable portion of personnel (including salary, bonus, deferred compensation, overhead, benefits and payroll administration and charges), and related overhead expenses (including without limitation rent, utilities, office maintenance, office supplies and hardware, storage, human resources and benefits administration, technology and software costs)).

G. Investments
A Fund will operate as a management investment company, and a particular Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. The investment objectives and policies may vary from one Fund to the next. Among other assets, a Fund may invest in one or more underlying funds. Such funds may be private equity style or similar funds that do not offer liquidity upon the election of an investor. Each Fund will be indirectly subject to the fees and expenses incurred by any underlying investment vehicles (including management and incentive fees and allocations, if any) in which it may invest. In addition, a Fund will invest alongside Hines and other investors in one or more Hines Investment Vehicles.  In each case, a Fund’s investment in a Hines Investment Vehicle will be made through a Subsidiary that is formed to serve as the managing member, general partner or investor of the Hines Investment Vehicle. A Fund may also invest in another Fund in a “master-feeder” or similar structure. A Fund may also be operated as a parallel fund making investments on a side-by-side basis with Hines Entities, in the same manner as the Initial Employee Fund.
No sales load or similar fee of any kind will be charged in connection with the sale of interests in a Fund.
A Fund may trade and invest in, among other assets, speculative and high-risk investments in U.S. and non-U.S. markets, including real estate, debt and equity securities, open-end or closed-end funds, commodities, derivative instruments, private equity investments, loans, venture capital investments, private placements and other instruments and assets. Investment programs may be structured in which a Fund will co-invest in a real estate project, portfolio company or a pooled investment vehicle with a Hines Entity. It is expected that a Fund will co-invest in the Subsidiaries and underlying Hines Investment Vehicles alongside a Hines Entity and one or more investment funds, investment vehicles or separate accounts organized primarily for the benefit of investors, and/or one or more third-party capital partners who are not affiliated with Hines (“Third Party Investors”)4 and over which a Hines Entity exercises investment discretion or which is sponsored by a Hines Entity (a “Hines Third Party Fund”). Co-investments with a Hines Entity or with a Hines Third Party Fund in a transaction in which Hines’ investment was made pursuant to a contractual obligation to a Hines Third Party Fund will not be subject to Condition 3 in Section III below (the “1940 Act Co-Investment Restrictions”). All other side-by-side investments held by Hines Entities in which a Fund participates will be subject to the 1940 Act.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where 1940 Act Co-Investment Restrictions do not apply. In structuring a Hines Third Party Fund, unaffiliated investors participating in such fund may often require, or seek to confirm, that Hines invests proprietary capital in such Hines Third Party Fund, or in such Hines Third Party Funds’ investments and that such Hines investments be subject to similar terms as those applicable to the Hines Third Party Fund’s investments. The Applicants believe unaffiliated investors in Hines Third Party Funds would be interested in having Hines invest
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[4]
These Third Party Investors may include, for example, U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

proprietary capital in such Hines Third Party Funds, or in such Hines Third Party Funds’ investments, in order to have additional assurances that the interests of Hines are meaningfully aligned with those of the unaffiliated investors of such Hines Third Party Fund. It is important to Hines that the interests of a Hines Third Party Fund take priority over the interests of the Funds, and that the activities of the Hines Third Party Fund not be burdened or otherwise affected by activities of the Funds.
A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such Fund will own more than 3% of the outstanding voting stock of the registered investment company. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.
Subject to the terms of the applicable governing documents and this Application, a Fund will be permitted to enter into transactions involving (i) a Hines Entity, (ii) a Subsidiary, (iii) a Hines Investment Vehicle; (iv) any partner or person or entity affiliated with a partner, (v) a Hines Third Party Fund, or (vi) any Third Party Investor. Such transactions may include, without limitation, the purchase or sale by the Fund of an investment, or an interest therein, from or to any Hines Entity, Subsidiary, Hines Investment Vehicle or Hines Third Party Fund, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the General Partner must make the findings and comply with the recordkeeping requirements of Condition 1 in Section IV below.
H. Distributions
The profits and losses of a Fund will be determined and allocated in compliance with applicable tax rules and regulations and in accordance with the governing documents of the Fund. Unless otherwise specifically provided in a governing document, the capital accounts of the investors will not be reduced below zero. Distributions of Fund profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the governing documents. The General Partner will have discretion in distributing cash and proceeds from the Fund investments to the investors.
The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of a Fund and invest a Fund’s cash in temporary investments. Securities being distributed in kind will be valued at fair market value in good faith by Hines or by an independent third party appointed by Hines. At the discretion of the General Partner, distributions may also be made to enable the investors to pay taxes on attributable income.
I. Reports and Accounting
A Fund will send its investors an annual financial statement with respect to those investments in which the investor had an interest within 180 days after the end of each fiscal year of the Fund, or as soon as practicable after the end of the Fund’s fiscal year. The financial statement will be audited by independent certified public accountants. In addition, within 240 days of the end of each fiscal year or as soon as reasonably practicable thereafter, a report will be sent to each investor setting forth the information with respect to such investor’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year. For purposes of this requirement, “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.
The value of the investors’ capital accounts will be determined at such times as the General Partner deems appropriate or necessary in accordance with each Fund’s governing documents; however, such valuation will be done at least annually at the Fund’s fiscal year-end. The General Partner will value the assets held by a Fund in good faith in accordance with the procedures disclosed in the Fund’s governing documents.
In addition, to the extent provided in the Fund’s governing documents, a Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable such investor to prepare such investor’s non-U.S. income tax returns, provided that each such investor has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such investor will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the General Partner of the applicable Fund.

J. Fund Term and Dissolution
The term of a Fund will be set forth in its governing documents. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of specified events, also set forth in its governing documents. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its governing documents.
III. REQUEST FOR ORDER
Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act if and to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:
1.
each Fund is or will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all subscribers to a Fund will be Qualified Participants; each Qualified Participant will be an Accredited Investor under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the income and other tests described above in Section II.D of this Application; and no sales load, advisory fee or compensation (other than any administrative fee and/or any other compensation provided for in the applicable governing documents) is payable directly or indirectly to the General Partner by such Fund;

2.
with respect to each Fund, there is a substantial community of economic and other interests among Hines, the General Partner and the investors in such Fund, taking into consideration the concern of Hines with the morale of its personnel and the importance to Hines of attracting and retaining its personnel; and there is no public group of investors to whom interests in such Fund will be offered or sold;

3.
any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Employees by persons outside of Hines seeking to profit from fees for investment advice or from the distribution of securities;

4.
the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with a Hines Entity or (ii) purchase or sale to or from a Hines Entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, are unnecessary in light of the substantial protections afforded to the investors in such Fund with respect to such matters as independent accountants, the furnishing of reports to investors in such Fund, and in the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.
the fact that Eligible Employees will be professionals in the real estate investment business, or in related activities, who meet the current standard of Accredited Investor under Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund and to understand that such Fund is being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all the provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application. All references to the General Partner’s directors or boards of directors made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “general partners” of a limited partnership or “managers,” “boards of managers” or “managing members” of a limited liability company).
A.
Section 17(a). Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a Hines Entity or a Hines Third Party Fund (or any affiliated person of such Hines Entity or Hines Third Party Fund), or any affiliated person of a Fund (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with any Hines Entity, acting as principal, (i) in which such Fund, any company controlled by such Fund or any Hines Entity or any Hines Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any Hines Entity or Hines Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as a principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by such Fund. The transactions to which any Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 in Section IV below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in Hines Investment Vehicles and companies, properties, or vehicles in which any members of Hines, its employees, officers, directors, consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.
The relief is also requested to permit each Fund the flexibility to deal with its investments in the manner the Management Committee deems most advantageous to all investors in the Fund, or as required by Hines or the Fund’s other co-investors, including, without limitation, investing through one or more Subsidiaries alongside a Hines Entity and Third Party Investors, borrowing funds from a Hines Entity, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, a Fund may be restricted in its ability to negotiate favorable terms under Section 17(a). Indeed, without the requested relief, the Management Committee may be unable to achieve the best possible returns for such Fund or to effectuate the investment program contemplated by Hines, such Fund and its investors. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which a Hines Entity participates.
Furthermore, the requested exemption is sought to ensure that a Hines Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Hines Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.
In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Funds are permitted, (i) to invest in funds advised, sponsored or underwritten by a Hines Entity, (ii) to purchase short-term instruments from, or sell such instruments to, a Hines Entity or (iii) to enter into repurchase agreements with a Hines Entity. A Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a Hines Entity. Any assets of a Fund invested in a fund advised, sponsored or underwritten by a Hines Entity will only be subject to those fees that are charged to unaffiliated parties investing in the fund.
An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The investors in each Fund will have been fully informed of the possible extent of such Fund’s dealings with Hines and of the potential conflicts of interest that may exist. As professionals employed in the real estate investment business, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the investors will be able to understand and evaluate the attendant risks. The community of interest among the investors in each Fund, on the one hand, and Hines, on the other hand, is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Fund and an unaffiliated subadviser or any affiliated person of an unaffiliated subadviser, or between a Fund and any person who is not an employee, officer or director of Hines or is an entity outside of Hines and is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such person.
The considerations described above will protect each Fund and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section IV of this Application with respect to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.
B.
Section 17(d) and Rule 17d-1. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Fund (including without limitation the General Partner, a Hines Third Party Fund or any Hines Entities), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund, Hines Third Party Fund and individual members or employees, officers, directors or consultants of Hines making their own individual investment decisions apart from Hines. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested. Applicants acknowledge that the requested relief will not extend to any transaction in which an unaffiliated subadviser or Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and other permitted investors) to co-invest with Hines or, to the extent permitted by the terms of the Fund, with other employees, officers, directors or consultants of Hines or Hines Entities or with a Hines Third Party Fund. Because of the number and sophistication of the potential investors in a Fund and persons affiliated with such investors, strict compliance with Section 17(d) would cause such Fund to forego investment opportunities simply because an investor in such Fund or other affiliated person of such Fund (or any affiliated person of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with Hines’ large capital resources and investment management experience. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Fund would independently be able to provide. As a result, a Fund’s access to such opportunities may have to be through co-investment with other persons, including its affiliates.
The Applicants note that each Fund will be organized for the benefit of Eligible Employees (and other permitted investors) as an incentive for them to remain with Hines and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with Hines are prohibited, the appeal of a Fund for Eligible Employees may be significantly diminished. Eligible Employees may have a desire to participate in such co-investment opportunities because they believe that (a) the resources of Hines enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by Hines will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.
Furthermore, the requested exemption is sought to ensure that a Hines Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a Hines Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.
The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type that Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by Hines, on the one hand, and a Fund on the other, might lead to less advantageous treatment of such Fund, should be mitigated by the fact that (a) Hines, in addition to any stake held through the General Partner and any co-investment, will be acutely concerned with its relationship with the investors in such Fund, and (b) certain officers, directors and/or employees of Hines Entities generally will be investing in such Fund.
In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees, and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.
The Applicants represent that each of the General Partner and the Management Committee will be subject to Section 9 and Section 36 of the 1940 Act and the General Partner and members of the Management Committee and any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the General Partner and members of the Management Committee of a Fund and any investment committee will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.
The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Condition 3 is not satisfied. Hines is likely to invest a portion of its own capital in Hines Third Party Fund investments, either through such Hines Third Party Fund or on a side-by-side basis (which Hines investments will be subject to substantially the same terms as those applicable to such Hines Third Party Fund, except as otherwise disclosed in the governing documents of the relevant Fund). If Condition 3 were to apply to Hines’s investment in these situations, the effect of such a requirement would be to indirectly burden the Hines Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Fund to a Hines Third Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to Hines. The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by Hines in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors in a Hines Third Party Fund.
C.
Section 17(e). Section 17(e) of the 1940 Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicants request an exemption from Section 17(e) to permit a Hines Entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation can be deemed “usual and customary.” The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a Hines Entity will be deemed to be “usual and customary” only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties, Hines Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Fund are also being charged to the unaffiliated third parties, Hines Third Party Funds or Third Party Investors and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties, Hines Third Party Funds or Third Party Investors.

Compliance with Section 17(e) would prevent a Fund from participating in a transaction in which Hines, for other business reasons, does not wish to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to a Hines Entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.
Rule 17e-1(b) under the 1940 Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the 1940 Act requires each Fund to comply with the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act. The Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Fund to comply with Rule 17e-1(b) without the necessity of having a majority of the directors of the Fund who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-1(b). In the event that all the directors of the General Partner will be affiliated persons, a Fund could not comply with Rule 17e-1(b) without the relief requested. In such event, the Fund will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its General Partner take such actions and make such approvals as are set forth in Rule 17e-1(b). Each Fund will otherwise comply with all other requirements of Rule 17e-1(b).
Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Fund to comply with Rule 17e-l without the necessity of having a majority of the directors of the Fund be “disinterested persons” as is set forth in Rule 17e-1(c). In the event that all the directors of the General Partner will be affiliated persons, a Fund could not comply with Rule 17e-1 without the relief requested. Each Fund will otherwise comply with all other requirements of Rule 17e-1(c).

D.
Section 17(f). Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

(a)	a Fund’s investments may be kept in the locked files of the General Partner for purposes of paragraph (b) of the rule;
(b)
for purposes of paragraph (d) of the rule, (i) employees of Hines or its affiliates (including the General Partner) will be deemed to be employees of the Funds, (ii) officers or managers of the General Partner of a Fund will be deemed to be officers of the Fund and (iii) the General Partner of a Fund or its board of directors will be deemed to be the board of directors of the Fund; and

(c)
in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the General Partner or an affiliate who are also employees of Hines responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by Hines and who have specific knowledge of custody requirements, policies and procedures of the Funds. With respect to certain Funds, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of the General Partner, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

E.
Section 17(g). Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of the directors who are not “interested persons” of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding. Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Rule 17g-1(h) provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the 1940 Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

In the event that all the directors of the General Partner will be affiliated persons, a Fund could not comply with Rule 17g-1 without the relief requested. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit a Fund to comply with Rule 17g-1 by having the General Partner of the Fund take such actions and make such approvals as are set forth in Rule 17g-1. Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds. The General Partner of each Fund will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff. The General Partner of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g). Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will typically not have boards of directors, although such notices will be delivered in compliance with Rule 17g-1 to the extent a Fund does have a board of directors. Each Fund will comply with all other requirements of Rule 17g-1. The fidelity bond or equivalent of the Funds will cover all employees of Hines who have access to the securities or funds of the Funds.

F.
Section 17(j). Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l (b)) because the requirements contained therein are burdensome and unnecessary as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the investors in such Fund by virtue of their common association in Hines; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of Hines that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; and the fact that the investments of such Fund will be investments that usually would not be offered to the investors in such Fund, including those investors who would be deemed access persons, as individual investors. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within Hines and is not requested with respect to any unaffiliated subadviser or Advisory Person.
G.
Sections 30(a), (b) and (e). Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the investors in such Fund. Also, due to the size and public presence of Hines, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the investors in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund, the fact that all investors in a Fund generally will receive financial statements audited by independent certified public accountants and the fact that interests are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Fund or its operations. Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Fund to report annually to its investors in the manner previously described under the section “I. Statement of Facts – Reports and Accounting.”

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the investors in such Fund in the manner referenced above. It is expected that certain Funds will hold a relatively small number of investments in real estate projects over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

H.
Section 30(h). Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). As a result, the General Partner of each Fund and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of interests in such Fund, even though no trading market for the interests would exist and transferability of such interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the General Partner of each Fund, directors, and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Fund from filing Forms 3, 4 and 5 with respect to their ownership of interests in such Fund under Section 16 of the 1934 Act.

I.
Rule 38a-1. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) to the extent the Fund does not have a board of directors, the board of directors of the General Partner will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule; (ii) to the extent the board of directors of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) to the extent the board of directors of the General Partner does not have any independent members, the Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted. Each Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.

IV. APPLICANTS’ CONDITIONS
The Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.
Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Management Committee determines that:

(a)
the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund and the investors and do not involve overreaching of such Fund or its investors on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Fund and the investors, such Fund’s organizational documents and such Fund’s reports to its investors.
In addition, the Management Committee will record and preserve a description of all Section 17 Transactions, the Management Committee’s findings, the information or materials upon which the Management Committee’s findings are based and the basis for such findings. All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.
The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.
The General Partner will not cause the funds of any Fund to be invested in any investment in which a “Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund (other than a Hines Third Party Fund); (b) Hines (except when a Hines Entity co-invests with a Fund and a Hines Third Party Fund pursuant to a contractual obligation to the Hines Third Party Fund); (c) an officer or director of a Hines Entity; or (d) an entity (other than a Hines Third Party Fund) in which Hines acts as a General Partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in Rule 2a-7 under the 1940 Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.
Each Fund and its General Partner will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the investors in such Fund, and each annual report of such Fund required to be sent to such investors, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.
Within 180 days after the end of the fiscal year of each Fund, or as soon as practicable thereafter, the General Partner of each Fund will send to each investor in such Fund who had an interest in any capital account of the Fund, at any time during the fiscal year then ended, Fund financial statements audited by the Fund’s independent accountants, except in the case of a Fund formed to make a single portfolio investment. In such cases, financial statements may be unaudited, in which event each investor will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or cause a valuation to be made of all of the assets of the Fund as of the fiscal year end. In addition, within 240 days of the end of each tax year of a Fund, or as soon as practicable thereafter, the General Partner of such Fund will send a report to each person who was an investor in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the investor of such investor’s U.S. federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.
If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of Hines (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V. PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page. Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.
Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.
For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting Applicants the relief sought by this Application.
The Applicants named below have caused this Application to be duly signed on their behalf as of the 16th day of August, 2022. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-1 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-1 of this Application.
VI. CONCLUSION
The above exemptions are being requested because they are considered necessary or relevant to the operations of the Fund as an investment program uniquely adapted to the needs of employees of Hines. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicants, are fully authorized to do so.

HINES INVESTMENT MANAGEMENT HOLDINGS LIMITED PARTNERSHIP

By:	/s/ Christopher Clark
Name:	Christopher Clark
Title:	Authorized Person

HINES EMPLOYEE ACCESS PARTNERS I LP

By:	HEAP I GP LLC its General Partner

By:	/s/ Christopher Clark
Name:	Christopher Clark
Title:	Authorized Person

Exhibit A-1
Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Hines Investment Management Holdings Limited Partnership, does hereby certify that this Application is signed by Christopher Clark, Authorized Person of Hines Investment Management Holdings Limited Partnership, pursuant to the authority vested in him in his capacity as such.
HINES INVESTMENT MANAGEMENT HOLDINGS LIMITED PARTNERSHIP

By:	/s/ Richard Heaton
Name:	Richard Heaton
Title:	Chief Legal Officer

Exhibit A-2
Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of HEAP I GP LLC, the General Partner of Hines Employee Access Partners I LP, does hereby certify that this Application is signed by Christopher Clark, Authorized Person of HEAP I GP LLC, the General Partner of Hines Employee Access Partners I LP, pursuant to the authority vested in him in his capacity as such.

HINES EMPLOYEE ACCESS PARTNERS I LP

By:	HEAP I GP LLC its General Partner

By:	/s/ Richard Heaton
Name:	Richard Heaton
Title:	Chief Legal Officer

Exhibit B-1
Verification
The undersigned states that he has duly executed the foregoing Application, dated as of August 16, 2022, for and on behalf of Hines Investment Management Holdings Limited Partnership, that he is an authorized signatory of Hines Investment Management Holdings Limited Partnership, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HINES INVESTMENT MANAGEMENT HOLDINGS LIMITED PARTNERSHIP

By:	/s/ Christopher Clark
Name:	Christopher Clark
Title:	Authorized Person

Exhibit B-2
Verification
The undersigned states that he has duly executed the foregoing Application, dated as of August 16, 2022, for and on behalf of Hines Employee Access Partners I LP, that he is an authorized signatory of HEAP I GP LLC, the general partner of Hines Employee Access Partners I LP, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HINES EMPLOYEE ACCESS PARTNERS I LP

By:	HEAP I GP LLC its General Partner

By:	/s/ Christopher Clark
Name:	Christopher Clark
Title:	Authorized Person